SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

October 25, 2010

BP TO SELL INTERESTS IN FOUR GULF OF MEXICO
FIELDS TO MARUBENI

BP today announced that it has reached agreement to sell its recently-acquired interests in four mature producing deepwater oil and gas fields in the US Gulf of Mexico to Marubeni Oil and Gas for $650 million.

BP acquired the interests in the fields - Magnolia, Merganser, Nansen and Zia - from Devon Energy earlier in 2010 as part of a wider acquisition of assets in the Gulf of Mexico, Brazil and Azerbaijan.

Andy Hopwood, BP executive vice president, Strategy and Integration, said: "When BP acquired Devon's Gulf of Mexico assets it was clear that these four fields did not fit well with the rest of our business in the region. We therefore decided they would be of more value to another company than to BP."

Marubeni will pay BP $650 million in cash for the interests, subject to customary post-closing adjustments. Dependent upon regulatory approval, the parties anticipate completing the deal in early 2011.

The assets included in the agreement comprise:

• a 25 per cent interest in the ConocoPhillips-operated Magnolia oil and gas field in the Garden Banks area of the Central Gulf;
• a 50 per cent interest in the Anadarko Petroleum-operated Merganser gas field in the Atwater Valley area of the Central Gulf;
• a 50 per cent interest in the Anadarko Petroleum-operated Nansen oil and gas field in the Western Gulf; and,
• a 65 per cent operating interest in the Zia oil and gas field in the Mississippi Canyon area of the Central Gulf.

BP's net production from these fields is approximately 15,000 barrels of oil equivalent a day (boed).

BP acquired a range of deepwater Gulf of Mexico assets from Devon Energy as part of a deal announced in March 2010. The agreement announced today does not affect BP's other interests in the Gulf of Mexico where it is both the largest producer of oil and gas - with current net production totalling approximately 400,000 boed - and the largest holder of leases.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, Houston: +1 281 366 2065, uspress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 October, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary